SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2011

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ON TRACK INNOVATIONS LTD.

6-K ITEM

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant)

By:	/s/ Oded Bashan
Oded Bashan
Chief Executive Officer and Chairman

Date: February 14, 2011

Press Release

For Immediate Release

OTI Receives Initial Orders for its Retrofit COPNI Mobile Payment Product

- COPNI Provides Mobile Network Operators with a Post-Market Solution for
 Payments, NFC and Dynamic Management of Applications

ISELIN, N.J., February 14, 2011 – On Track Innovations Ltd., (OTI) (NASDAQ-GM: OTIV), a global leader in contactless smart card solutions, has received initial orders for its recently announced contactless mobile payment product.

OTI’s COPNI™ (Contactless Payment and NFC Insert) enables mobile network operators (MNOs) to support Near Field Communication (NFC) functionality and contactless payments applications from major card associations, mass transit ticketing (with MIFARE support) as well as loyalty programs and other proprietary programs. COPNI is an NFC add-on to mobile phones and is independent of the SIM, handset type and model. A COPNI-enabled mobile phone is a platform that enables MNOs to dynamically manage applications such as e-coupons and loyalty programs.  Simply tapped near a contactless reader, the COPNI-enabled mobile phone can be used in a broad range of payment transactions including prepaid, credit and debit, as well as loyalty programs and other NFC related applications.

“The demand of MNOs for NFC, payment and enhancing their value proposition and the lack of hardware-ready phones creates an opportunity for our COPNI product,” said Oded Bashan, chairman and CEO, OTI. “Our innovative solution for NFC provides mobile network operators with an after-market, cost effective solution to get there.”

# # #

About OTI
Established in 1990, OTI (NASDAQ-GM: OTIV) designs, develops and markets secure contactless microprocessor-based smart card technology to address the needs of a wide variety of markets. Applications developed by OTI include product solutions for petroleum payment systems, homeland security solutions, electronic passports and IDs, payments, mass transit ticketing, parking and loyalty programs. OTI has a global network of regional offices to market and support its products. The company was awarded the Frost & Sullivan 2005 and 2006 Company of the Year Award in the field of smart cards.

For more information on OTI, visit www.otiglobal.com. The information on our website is not incorporated into this press release.

Safe Harbor for Forward-Looking Statements:

This press release may contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Whenever we use words such as "believe," "expect," "anticipate," "intend," "plan," "estimate" or similar expressions, we are making forward-looking statements. Because such statements deal with future events and are based on OTI's current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of OTI could differ materially from those described in or implied by the statements in this press release. For example, forward-looking statements include statements regarding our products, goals, beliefs, future growth strategies, objectives, plans, current expectation. For example, we are using forward looking statements when we discuss our belief with regard to the potential markets and demand for our COPNI product, and the benefits COPNI provides to consumers, mobile operators and financial institutes/issuers and its potential applications. Forward-looking statements could be impacted by market acceptance of new and existing products and our ability to execute production on orders, as well as the other risk factors discussed in OTI's Annual Report on Form 20-F for the year ended December 31, 2009, which is on file with the Securities and Exchange Commission. Although OTI believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, it can give no assurance that its expectations will be achieved. Except as otherwise required by law, OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

OTI Contact:	Investor Relations:	Media Relations:
Galit Mendelson	Miri Segal	Christa Conte/Henry Feintuch
Vice President of Corporate Relations	MS-IR LLC	Feintuch Communications
732 429 1900 ext. 111	917-607-8654	212-808-4902/212-808-4901
galit@otiglobal.com	msegal@ms-ir.com	oti@feintuchpr.com